FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 21 DATED AUGUST 29, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 15 to the Prospectus, dated May, 26, 2005, Supplement No. 16 to the Prospectus, dated May 27, 2005, Supplement No. 17 to the Prospectus, dated June 30, 2005, Supplement No. 18 to the Prospectus, dated July 28, 2005 and Supplement No. 19 to the Prospectus, dated August 15, 2005. Supplement No. 20 to the Prospectus, dated August 22, 2005, supersedes and replaces Supplement No. 15 through Supplement No. 19 and was filed with the Securities and Exchange Commission (the “SEC”) as part of a post-effective amendment to our registration statement that has not yet been declared effective. When such post-effective amendment is declared effective by the SEC, this Supplement will be delivered with the Prospectus, Supplement No. 12, Supplement No. 14 and Supplement No. 20, and should be read in conjunction therewith. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering;

•	to provide information regarding the dividends recently declared by our board of directors for the month of September 2005;

•	to describe the acquisition of an office building located at 3100 McKinnon Street in Dallas, Texas (“Citymark”); and

•	to describe the amendments to the Operating Partnership’s existing term loan agreement made in connection with the acquisition of Citymark.
Status of the Offering
     As of August 25, 2005, we had received gross offering proceeds of approximately $141.4 million from the sale of 14,296,288 of our common shares, including approximately $959,000 of gross proceeds related to the sale of 100,984 common shares pursuant to our dividend reinvestment plan. As of August 25, 2005, 185,804,696 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,899,016 common shares available under our dividend reinvestment plan.
Dividends Declared by Hines REIT’s Board of Directors
     On August 29, 2005, our board of directors declared dividends for the month of September 2005. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated with dividends declared for the months of July and August 2005 and paid in cash in October 2005.
Acquisition of the Citymark Building by the Operating Partnership
     On August 24, 2005, Hines REIT 3100 McKinnon Street LP (“Hines REIT 3100”), a wholly-owned subsidiary of the Operating Partnership, completed the purchase of Citymark. The seller, Centex Office Citymark I, L.P. (the “Seller”), is unaffiliated with Hines REIT and its affiliates. The aggregate purchase price of Citymark was approximately $27.9 million, including transaction costs. The acquisition was primarily funded by proceeds from our public offering and borrowings of approximately $22.0 million under the Operating Partnership’s existing term loan, which was amended on August 23, 2005, as more fully described below. The purchase price for this acquisition was determined through negotiations between the seller and our Advisor. In connection with this acquisition, we expect to pay the Advisor cash acquisition fees totaling approximately $138,000. Hines will serve as property manager for Citymark to provide services in connection with the leasing, operation and management of Citymark. Under the terms of the property management agreement, Hines REIT 3100 will be required to pay Hines a property management fee equal to the lesser of 2.5% of the annual gross revenues received from Citymark or the amount of property management fees recoverable from tenants of the property under their leases. Hines REIT 3100 will also be required to pay a leasing fee of 1.5% of gross revenues payable over the term of each executed lease including any lease renewal, extension, expansion or similar event and certain construction management and re-development construction management fees, in the event Hines renders such services.
     We currently have no plans for material renovations or other capital improvements at Citymark and believe the property is suitable for its intended purpose and adequately covered by insurance. The cost of Citymark (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. We believe Citymark offers several competitive advantages, including its convenient access to executive housing, the Dallas North Tollway and Dallas’ central business district, high visibility and unobstructed views of adjacent parks along Turtle Creek.

     Citymark is an 11-story building constructed in 1987. The building has an aggregate of 218,943 square feet of rentable area and is approximately 100% leased. Three subsidiaries of Centex Corporation, a publicly-traded company involved in home building, financial services, home services and commercial contracting and an affiliate of the seller, lease 166,022 square feet, or approximately 76% of the building’s rentable area and have committed to lease an additional 9,011 square feet commencing no later than July 31, 2006, upon the termination of another tenant’s lease. Of the rentable area leased to these subsidiaries, 75,932 square feet expires in November 2009, and the balance expires in November 2010. No other tenant leases more than 10% of the property’s rentable area.
     The balance of Citymark is occupied by approximately one retail and seven office tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent Per Leased
Year	Occupancy	Sq. Ft. (1)
2000	(2)	(2)
2001	96.64%	$20.76
2002	90.83%	$21.19
2003	92.73%	$21.03
2004	94.23%	$21.45

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.

(2)	Hines REIT requested the information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot of Citymark for the most recent five years from the Seller, who responded that the information required to perform this calculation for the year ended December 31, 2000 was not within their knowledge or reasonably available to them. As such, the weighted average occupancy and average effective annual gross rent per leased square foot of Citymark for the year ended December 31, 2000 has been omitted as information not known or reasonably available to Hines REIT, in reliance on Rule 409 under the Securities Act of 1933, as amended.
Lease Expirations for Citymark
     The following table lists, on an aggregate basis, all of the scheduled lease expirations over the remainder of the year ended December 31, 2005 and each of the years ending December 31, 2006 through 2014 for Citymark. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area
2005	1	3,310	1.51%
2006	2	11,744	5.36%
2007	—	—	—
2008	2	19,676	8.99%
2009	2	77,369	35.34%
2010	4	105,647	48.25%
2011	—	—	—
2012	—	—	—
2013	—	—	—
2014	—	—	—
Description of Debt Related to the Acquisition of Citymark
     Amendment to Term Loan Agreement
     In connection with the acquisition of Citymark, on August 23, 2005 the Operating Partnership amended its existing term loan agreement with KeyBank National Association to increase the total amount available under such loan from its original amount of $60.0 million to $75.0 million (as amended, the “Term Loan”). The primary purpose of the Term Loan, which matures and becomes payable on September 26, 2005, was initially to provide bridge financing to pay for the Operating Partnership’s acquisition of the office properties located at 1900 and 2000 Alameda de las Pulgas in San Mateo, California. The

Operating Partnership is now using the Term Loan to provide bridge financing for the acquisition of Citymark. The loan agreement allows for borrowing at a variable rate or a LIBOR-based rate plus a spread, at the election of the Operating Partnership. The rate is currently 5.98%. The loan agreement also contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and the granting of liens and the maintenance of certain financial ratios.
     The Term Loan is secured by assets including all of the Operating Partnership’s interest in the Core Fund and any direct and indirect equity interests owned by the Operating Partnership in any entity that directly or indirectly holds real property assets. Hines REIT currently holds a 26.39% non-managing general partner interest in the Core Fund, which indirectly holds interests in a portfolio of ten office properties. The Operating Partnership’s direct interest in Hines REIT 3100 was added to the security for the Term Loan immediately following the acquisition of Citymark. We have unconditionally guaranteed payment and performance of the Operating Partnership’s obligations under the Term Loan agreement and the other loan documents. Further, the Operating Partnership has entered into a subordination agreement with our Advisor and Hines which provides that the Advisor’s right to be reimbursed by the Operating Partnership for organizational and offering and other expenses is subordinate to its performance under the Term Loan. Through August 26, 2005, the Operating Partnership had made principal payments totaling $20.5 million on the Term Loan, and the outstanding balance due was $61.5 million. We are currently in negotiations with a bank group to establish a revolving credit facility that we intend to use to extinguish the Term Loan and to provide additional capacity for future acquisitions and working capital needs.